UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 2)*

SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND IX-B, L.P.

(Name of Issuer)

LIMITED PARTNERSHIP INTERESTS

(Title of Class of Securities)

NOT APPLICABLE

(CUSIP Number)

MICHAEL L. POLLARD

CLAYTON WILLIAMS ENERGY, INC.

6 DESTA DRIVE, SUITE 6500

MIDLAND, TEXAS 79705-5510

(432) 682-6324

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

MARCH 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Not Applicable

1	Names of Reporting Persons Southwest Royalties, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,782 Units

	8	Shared Voting Power None

	9	Sole Dispositive Power 9,782 Units

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,782 Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100% of class of 9,782 Units

14	Type of Reporting Person (See Instructions) CO (general partner of issuer)

CUSIP No. Not Applicable

1	Names of Reporting Persons Clayton Williams Energy, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,782 Units

	8	Shared Voting Power None

	9	Sole Dispositive Power 9,782 Units

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,782 Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 100% of class of 9,782 Units

14	Type of Reporting Person (See Instructions) HC (sole parent company of the general partner of Issuer)

CUSIP No. Not Applicable

INTRODUCTION.

This Amendment No. 2 (the “Amendment”) is an amendment to the Schedule 13D filed by Southwest Royalties, Inc., a Delaware corporation (“SWR”), and Clayton Williams Energy, Inc., a Delaware corporation (“CWEI” and, together with SWR, the “Reporting Persons”), as follows:

Original Schedule 13D	September 9, 2011
Amendment No. 1	November 2, 2011

(collectively, the “Schedule 13D”), to reflect changes in beneficial ownership of the units representing limited partnership interests (the “Units”) of Southwest Royalties Institutional Income Fund IX-B, L.P. (the “Issuer”) by the Reporting Persons.  The changes in beneficial ownership reported herein are the result of completion of the transaction described in Item 4.

Only those items of Schedule 13D, or portions thereof, being amended are included in this Amendment.  Except as expressly amended and modified by this Amendment, the Schedule 13D, as amended, remains unchanged and in full force and effect.

Item 3.    Source and Amount of Funds or Other Consideration

The transaction described in Item 4 is incorporated herein by reference.

SWR obtained the funds to finance the merger consideration payable pursuant to the transaction described in Item 4 from a volumetric production payment (“VPP”) from a third party.  The closing of the merger was not conditioned on SWR receiving proceeds from the VPP or any other financing condition.

Item 4.  Purpose of the Transaction.

On October 28, 2011, SWR and the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of the Issuer with and into SWR, with SWR continuing as the surviving entity (such transaction, the “Merger”).

On March 7, 2012, at a special meeting of the limited partners of the Issuer, the limited partners voted to approve the Merger Agreement, the Merger and the transactions contemplated by the Merger Agreement.

On March 14, 2012, pursuant to the Merger Agreement, the Issuer was merged with and into SWR, with SWR continuing as the surviving entity. At the effective time of the Merger, all of the Units, other than those held by SWR, were converted into the right to receive cash in an amount equal to $120.25 per Unit (the stated merger consideration of $125.31 per Unit, less the amount of per Unit cash distributions made after September 30, 2011). SWR will not receive any cash payment for its partnership interest in the Issuer. However, as a result of the Merger, SWR acquired 100% of the assets and liabilities of the Issuer. SWR intends to terminate the registration of the Units under the Exchange Act and the Issuer’s obligations to file reports and other information under the Exchange Act.

Item 5.    Interest in Securities of the Issuer.

As a result of the transaction described in Item 4, SWR has sole voting and dispositive power over 100% of the Units issued and outstanding immediately prior to the Merger.  CWEI is the sole parent company of SWR.

CUSIP No. Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2012

SOUTHWEST ROYALTIES, INC.

By:	/S/ MICHAEL L. POLLARD
Michael L. Pollard
Senior Vice President

CLAYTON WILLIAMS ENERGY, INC.

By:	/S/ MICHAEL L. POLLARD
Michael L. Pollard
Senior Vice President and Chief Financial Officer